March 22, 2005

Mail Stop 0406

Mr. Finbarr J. O`Neill
President and Chief Executive Officer
The Reynolds and Reynolds Company
One Reynolds Way
Dayton, Ohio 45430

	RE:	The Reynolds and Reynolds Company
      File no. 001-10147
		Form 10-K: For the Year Ended September 30, 2004
		Form 10-Q: For the Quarterly Period Ended December 31,
2004

Dear Mr. O`Neill:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended September 30, 2004

Item 7. Management Discussion and Analysis of Financial Condition and
Results of Operations

Services, page 15

1. We note that 2004 Services revenue declined, in part, because of the loss of a customer and that 2004 and 2003 Documents sales declined, in part, because of a decrease in volume and price (page
16). Tell us the amount that revenue decreased due to the loss of this customer and due to changes in volume and pricing. Tell us what consideration you gave to discussing the impact of these events and fluctuations caused by changes in volume and price. We refer you to
Regulation S-K, Rule 303(a)(3)(i) and 303(a)(3)(iii).

Consolidated Balance Sheets, page 35

2. We note that you segregate your Consolidated Balance Sheets and your Statements of Condensed Consolidated Cash Flows between automotive solutions and financial services. Your presentation does not appear to fully comply with the provisions of Articles 3-01(a) and 3-02(a) of Regulation S-X. Revise future filings to present your
Consolidated Balance Sheets and Statements of Condensed
Consolidated
Cash Flows on a consolidated basis without segregating automotive solutions and financial services assets, liabilities and cash flows.
We would not object to you also including balance sheets and cash flows as currently presented with appropriate headings, such as supplementary balance sheets and cash flows, in your financial statements. If you choose to present segregated balance sheets and cash flows, those financial statements should follow your consolidated balance sheets and consolidated cash flows.

3. We note that your other current assets, other assets and other current liabilities have significant balances at the end of each year presented. Tell us what is included in these balances and the related amounts. Tell us what consideration you gave to the following.
* Stating separately any other current asset that is in excess of five percent of total current assets, in accordance with Regulation
S-X, Rule 5-02(8).
* Stating separately any other asset that is in excess of five percent of total assets, in accordance with Regulation S-X, Rule 5-
02(17).
* Stating separately any other current liability that is in excess of five percent of total current liabilities, in accordance with Regulation S-X, Rule 5-02(20).








Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 40

4. We note your disclosure with regard to arrangements that
contain
multiple elements.  Tell us whether you apply the provisions of
EITF
00-21 and/or SOP 97-2 (including SOP 98-9) to your multiple
element
arrangements.   Further, tell us how you have established fair
value
for each element in your multiple element arrangements including but not limited to services, hardware, documents and financial services.
As it relates to your financial services arrangements specifically address how you determine the fair value of the interest rate on your loans to customers and products being financed.

5. We note from your disclosure that software revenues not meeting the criteria discussed in EITF 00-3 are recorded ratably over the contract period. Further explain this disclosure and your "software revenues" that are subject to the provisions of EITF 00-3. In this regard tell us how you account for and how your disclosure addresses software arrangements that include hosting services and those that do not, and the authoritative literature that you apply.

6. Tell us where you classify your revenues from hosting services in your Statements of Consolidated Income. In your response provide your hosting revenues for all periods presented.

7. With respect to your financing revenue disclosure, tell us the products and services that you are financing and when you recognize revenue for those products and services. If you are providing your customers financing for software, tell us whether this results in incremental risk that you will provide a refund or concession to your customer. If yes, tell us how you have considered your participation in customer financing in determining that fees are fixed and determinable and how this impacts your revenue recognition. We refer you to TPA 5100.61-64. Tell us what consideration you gave to disclosure of your revenue recognition for products and services that are financed.

8. We note that your provision for credit memos reported in your schedule of qualifying accounts and that it is in excess of $25 million for all years presented. Considering the significance of your credit memos, tell us what consideration you gave to disclosing whether your arrangements include provisions for returns or refunds.
Address whether your rights of return or refund impact the fixed or determinable nature of your fees and your revenue recognition for products and services. We refer you to SFAS 48 and paragraph 31 of
SOP 97-2.





Note 7.  Financing Arrangements

9. We note your disclosure with respect to your financing arrangements. Supplementally tell us the general character, rate of interest, date of maturity, and contingent and convertible features of each type of your long-term debt in accordance with Regulation
S-X
Rule 5-02(22). Explain to us what consideration you gave to disclosures under Regulation S-X, Rule 5-02(22) and (23).

Note 12.  Segment Reporting

10. We note you are planning on combining the software solutions and services segments in fiscal year 2005. Tell us how you have considered each of the aggregation criteria in paragraph 17, of SFAS
131, in determining that it is appropriate to combine these segments.
Further, if you meet the criteria to aggregate your segments, ensure to disclose the entity-wide information for products and services revenues in future filings. We refer you to paragraph 37 of SFAS 131.

*****

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 942-8645, Thomas Ferraro, Review Accountant, at (202) 824-5367 or me at
(202) 942-2949 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


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The Reynolds and Reynolds Company
March 17, 2005
page 1